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    As filed with the Securities and Exchange Commission on January 27, 2000
                                                      Registration No. 000-26451
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10/A2

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               PRO NET LINK CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

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                    NEVADA                                       88-0333454
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)
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             645 FIFTH AVENUE, SUITE 303, NEW YORK, NEW YORK, 10022
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (212) 688-8838

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

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             TITLE OF EACH CLASS                       NAME OF EACH EXCHANGE ON WHICH
             TO BE SO REGISTERED                       EACH CLASS IS TO BE REGISTERED
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                     N/A                                            N/A
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       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                                (TITLE OF CLASS)

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     Certain statements made in this registration statement are not based on historical facts, but are intended to be forward-looking statements. These statements can be identified by the use of forward-looking terminology such as
"believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. These statements reflect the reasonable judgment of Pro Net Link
Corp. ("Pro Net Link" or the "Company") with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

ITEM 1.  BUSINESS.

INTRODUCTION

     By integrating the Internet's capability with the proprietary design and technology incorporated into its website, Pro Net Link has formed an interactive worldwide business-to-business trading community. As the foundation of Internet technology grows around the world, Pro Net Link believes the need for a singular hub of trade information and resources will become more critical. Importing and exporting is currently a large international industry and Pro Net Link believes that in order for companies to remain competitive, they will have to expand into the global marketplace.

     The Pro Net Link website, known as the Global Trade Internetwork (located on the Internet at www.ProNetLink.com), combines several functional areas of value to its members. Firstly, the website (also referred to herein as an e-commerce portal or a web portal page) brings many global streams of international import/export information and tools together into one location, allowing the trade professional, or even a trade beginner, to compete more efficiently on the global level. Additionally, through the Global Trade
Internetwork, Pro Net Link members can not only read about opportunities, but can also access the tools needed to complete a trade transaction. These tools allow members to effectively buy, sell and market their products on a worldwide basis. For a description of the tools and information available on Pro Net
Link's website, see "The Global Trade Internetwork" and "Competition."

     In addition, our website provides its own unique content to our members through our new broadcasting facility. The facility, also known as the "PNL-TV
Netcast Center", broadcasts worldwide trade news and trade-related programming
24 hours-a-day on the Global Trade Internetwork. Such programming includes trade news, anchored by an experienced news journalist, and produced and broadcasted live each business day from the PNL-TV Netcast Center. PNL-TV Netcast Center also broadcasts trade events and interviews with people involved in the trade industry.

     On April 16, 1999 (the "Launch Date"), Pro Net Link launched the current and most advanced operational version of its website. Prior to Launch Date, although fully operational, ProNetLink.com was in the development and testing stages of operation. As a result, Pro Net Link has experienced a history, since
Inception (as defined below), of limited revenue, significant operating losses and negative operating cash flows. While we expect our revenues to grow in the future, we anticipate making significant investments in connection with our expansion plans. See "Plan of Operations." We expect our investment in expansion to exceed our revenues. As a result, we expect losses to continue for the foreseeable future.

     For the fiscal year ended June 30, 1999, revenue generated in the U.S.
market was $10,774 and revenue generated in international markets was $3,474.
For the three months ended September 30, 1999, revenue generated in the U.S.
market was $1,802 and there was no revenue generated in international markets.
For the three months ended September 30, 1998, revenue generated in the U.S.
market was $8,615 and revenue generated in international markets was $3,144. For the period from Inception through June 30, 1998, the Company had no revenue from U.S. or international markets. For the three months ended September 30, 1999, barter income in the amount of $240,000 was generated in the U.S. market.

     Pro Net Link's Financial Statements reflect that during the period from Inception through June 30, 1998, the fiscal year ended June 30, 1999, and the three months ended September 30, 1999, respectively, Pro Net Link spent approximately $236,000, $604,000 and $277,308, respectively, on research and development. These expenditures are referred to as "website development" in our Financial Statements.

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FORMATION

     Pro Net Link was formed and began its operations on July 25, 1997
("Inception") as Pro Net Link Corp., a Delaware corporation ("ProNet Delaware").
In September 1997, holders of the common stock of ProNet Delaware acquired control of Prevention Productions, Ltd., a Nevada corporation ("Prevention
Productions"), a publicly-held corporation with no material operations and no assets. The acquisition of control of Prevention Productions occurred through an exchange of securities whereby, following a 30 to 1 reverse stock split of the outstanding common stock of Prevention Productions (which left the shareholders of Prevention Productions with an aggregate of 249,500 shares), Prevention
Productions acquired 100% of the outstanding capital stock of ProNet Delaware in exchange for 28,400,000 shares of common stock of Prevention Productions.
Prevention Productions subsequently changed its name to "Pro Net Link Corp." and continued the operations of Pro Net Link. The principal offices of Pro Net Link are located at 645 Fifth Avenue, Suite 303, New York, New York 10022, and its phone number is (212) 688-8838.

THE GLOBAL TRADE INTERNETWORK

     Pro Net Link's Global Trade Internetwork website consists of three functional areas. The first is a customized web portal page that gives members important trade information gathered from around the world about virtually any industry. The web portal page includes trade leads, business news and many other trade related data streams. The second is the global trade directory and resource area where members can search the online directory of over 3.2 million companies from over 120 countries, find products or suppliers, and then communicate with the companies online. The balance of this second area features tools and resources that are needed to complete trade transactions such as shipping forms, insurance, compliance data, financial information, trade statistics and marketing tools.

     The third area is PNL-TV Netcast Center, an interactive broadcast facility which provides trade specific programming for the Global Trade Internetwork. The network facility enables members to view or participate in live cybercasts of key trade events or interviews from around the world. The facility also broadcasts worldwide trade news and information 24 hours-a-day, and live, anchored news programs that present the trade news of the then current business day. Members of our website may retrieve on demand any of the interactive broadcasts from our archives for a three month period following the initial date of broadcast.

     Pro Net Link's Global Trade Internetwork website currently has approximately 4300 registered users on the site from over 95 countries.

     Pro Net Link believes that one of the major benefits of the Global Trade
Internetwork is that it provides a comprehensive source of information and interaction to participants in many different types of industries, thus acting as a "multi-dimensional portal." This is distinguished from other websites which merely offer a web portal page that acts as a source of information, interaction and/or e-commerce for a specific industry, which is referred to herein as a "vertical portal." In addition, Pro Net Link believes that the Global Trade
Internetwork offers great depth to users because it represents a true online trade community by combining the features of an executive business club, a trade resource center and a broadcast network all in one easy-to-use website.

  Web Portal Page

     ProNetLink.com provides a web portal page that is custom-defined by each member to parse through many resources for specific trade information. These online resources include trade leads, business news, world time, currency rates, commodity prices, stock markets, weather and discussion rooms. When a member first fills out a registration form with Pro Net Link, the member is prompted to add key words that describe his or her product or service, the markets in which he or she works and to define other trade data he or she may be looking to have displayed on such member's personalized web portal page. The ProNetLink.com web portal program then searches all of the incoming data streams for matches to the member's requests and prints the results to such web portal page. New information gets posted to the web portal page 24 hours-a-day. A member can opt to change, expand or limit the information he or she receives at any time. The web portal page allows a member to be more efficient by reducing the number of hours they would have spent searching

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the Internet or other resources for the industry specific information that they are looking for. The continuous usefulness of the web portal page also gives members a reason to return to the website on a regular basis throughout the day, which Pro Net Link believes will result in a higher number of visits to the website, and should lead to an increase in advertising revenue to Pro Net Link.

     In addition to member-generated data, such as information posted in a discussion room, ProNetLink.com provides its members with access to outside authorized data streams such as the Dow Jones news stream data, which is provided by Dow Jones & Company. Additional companies that offer such data streams include Reuters, Dun & Bradstreet Corporation, the Journal of Commerce,
World Trade Magazine, The U.S. Department of Commerce, STAT-USA, and other resources from around the world. Information available at these sites includes news, weather, financial information and trade leads. This information is provided directly on a member's web portal page, rather than requiring the member to access such data through links to other websites. Access to this news stream data is free-of-charge to members who fill out a registration form with Pro Net Link. For a description of the fee structure for services provided on the Global Trade Internetwork, see "Business -- Services."

  Trade Directory and Resources Area

     Pro Net Link has compiled an online directory that contains over 3.2 million companies from more that 120 countries. Approximately 2% of such data has been generated directly from new Pro Net Link members and associations, while approximately 98% has been obtained from Dun & Bradstreet. The directory contains manufacturers, producers, wholesalers, distributors, importers, exporters and service companies that include transportation, insurance and banking. Members can search the directory by using either a simple or advanced search function in order to find sourcing and trading opportunities and to develop business relationships. A member seeking information from the directory is able to perform a search based on a number of different variables including:
type of product or service; company name; country of origin; type of goods or Standard Industrial Classification Code.

     Once a user finds a company (which can be either a member or a non-member) that it would like to do business with, or a company responds to a trade lead from the site, communication between the trading parties can occur from within the site. These online communications are private and confidential, and can be encrypted by using special programs within the website. In addition, members can communicate in real time by using the "PNL Live!" instant chat system. Online forms stored in the website and containing the member's information, which are designed to reduce the time and expense of producing repetitive documents, such as estimates, pro-forma invoices and shipping requests, can then be used to facilitate a trade. Members can then store their digital "paperwork" in an "online file cabinet" for future reference. These forms can be sent by e-mail or Internet fax.

     Discussion rooms, instant chat features and bulletin boards are designed to support Pro Net Link's global trade community. Members wishing to participate in discussions have a number of pre-defined rooms that they may enter, or they can start a new discussion at any time.

     Pro Net Link does not receive a fee or commission for any trading activities that occur on the website, or as a result of business relationships formed by their members through interaction on the website.

  Interactive Broadcast Facility

     ProNetLink.com's interactive broadcast facility, also known as the PNL-TV
Netcast Center, provides programming to website users that includes worldwide and local trade news, trade-related interviews, special events, seminars and presentations and key trade events from around the world. Pro Net Link launched its interactive broadcast feature on April 21, 1999 with a live cybercast of events from the International Business Exposition (the "IBE"), presented jointly with World Trade Magazine. Such interactive broadcast features allow Pro Net
Link members to view the events through its website. Members are also able to submit questions via e-mail and have them answered by the guests on the show.

     Since the launch of the interactive broadcast feature, Pro Net Link has broadcast special trade specific programming and interviews as well as trade events. For example, in conjunction with the U.S. Chamber of

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Commerce, Pro Net Link recently broadcast programming entitled "Leaders in
Global Trade," in which trade leaders were interviewed on trade issues.

     Pro Net Link also broadcasts worldwide trade news and information 24 hours-a-day. Beginning on October 4, 1999, Pro Net Link began to broadcast daily a live trade news show, anchored by professional news journalists, that present the trade news of the business day. PNL-TV Netcast Center currently offers four channels of information: news; special events; interviews; and broadcasts in conjunction with the U.S. Chamber of Commerce.

     All of the foregoing programming is maintained in the Pro Net Link archives, and can be retrieved by users 24 hours-a-day for, at a minimum, the three-month period following the date of initial broadcasting.

     Prior to September of 1999, our trade specific programming on the Global
Trade Internetwork was produced in rented facilities as needed. We subsequently expanded the broadcast module of our website by building a full, in-house broadcast studio in New York City, the PNL-TV Netcast Center, with cameras, switches, lighting and audio compression systems to produce the trade-related programming on our network.

SERVICES

     The Pro Net Link business model is based on four primary anticipated revenue streams: membership fees, advertising, revenue sharing with other companies that have electronic exchanges on our website and, in the future, revenues from a pay-per-view charge on some of our Internet broadcasting, such as training seminars.

     Since January 2000, Pro Net Link has allowed 80% of the content of its website to be provided without charge to users. Fees paid by a user of the Pro
Net Link website depend upon the types of services the user wishes to access on the website. Services provided free-of-charge to users who access the website include: access to daily news broadcasts from the PNL-TV Netcast Center, access to the website's online discussion rooms, posting boards and partner pages, access to the Pro Net Link Partners Page, and access to general information about Pro Net Link, its services, press releases and investor relations materials. In addition to the foregoing services, the following services are provided free-of-charge when a Pro Net Link registration form is completed by a member: the ability to create a customized web portal page, access to and searches of certain portions of the global trade directory, searches of trade leads and SIC codes, access to shipping and tracking information, PNL-TV interviews and special events, international trade news, worldwide weather conditions, currency converters and UPS online courier services, access to trade resources such as links to chambers of commerce, international trade associations, government agencies and stock exchanges, and access to credit reports, printing services, trade publications and the member's personal web portal page. Pro Net Link regards any individual or entity that registers on its website as a member. The remaining 20% of the Pro Net Link Global Trade
Internetwork may only be accessed by members who pay a registration fee of $29.95 per month. Services provided for the payment of this fee include: access to all remaining portions of Pro Net Link's global trade directory and resource area, including access to Dun & Bradstreet business listings and Pro Net Link user records, the ability to place a trade lead page on the website, access to PNL Live! chat rooms and access to the user's personal files, address book, calendar and personal catalog page.

     Pro Net Link offers a number of services and products online, some within its website and others through direct links to the websites of other provider companies with whom we have supportive business relationships, which we refer to as "cooperative business relationships." We believe the growth of the Internet, e-commerce and our business are largely dependent on the development and maintenance of such cooperative business relationships, in which a variety of companies mutually support and enhance the e-business of their relationship counterparts at a low cost.

     Our cooperative business relationships include those with: AON Insurance, which offers cargo and credit insurance services directly through ProNetLink.com; AT&T Corporation and AT&T Secure Buy Service, which offer, respectively, web hosting and e-commerce and business services; United Parcel
Service and their Document Exchange Program, which provides document delivery and tracking services; Dun & Bradstreet, which offers online credit reports; and SWBC of the Netherlands, which provides certification of products

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entering certain markets (including European markets). Other cooperative business relationships exist among Pro Net Link and the following companies:
Reuters (providing news data); Dow Jones & Company (providing news data);
RealNetworks (providing cybercast software and show hosting); Amazon.Com
(selling books and related products); Journal of Commerce (providing editorial, news and e-commerce information); PIERS (providing statistical resources); Royal
Impressions (providing online digital printing); World Trade Magazine (providing cybercast content); Weathernews, Inc. (reporting on worldwide weather conditions); Unz & Co., Inc. (providing compliance information and forms); and The National Customs Brokers & Forwarders Association of America, Inc.
(providing shipping resources). Of these cooperative business relationships, we have written agreements with AT&T Corporation, Dow Jones & Co., Inc., Dun &
Bradstreet, Inc., Aon Risk Services, The Journal of Commerce, Royal Impressions,
SWBC Europe, Weathernews, Inc., Unz & Co., Inc. and UPS Internet Services, Inc.

     In addition to cooperative business relationships, we have established selling relationships with international Chambers of Commerce and trade organizations, including The Israeli Federation of Chambers of Commerce, which is one of the largest business organizations in Israel, The Chamber of Commerce of Indonesia and ESAT.Net, which is Ireland's largest Internet Service Provider.
These organizations work with us to sell Pro Net Link services within their markets. In return, they receive a commission on the Pro Net Link services they sell.

     We also plan during the fiscal year to continue the international expansion of our business network. The Company has collaborated on projects with the U.S.
Department of Commerce to plan trade missions that are intended to establish relationships with government trade offices and local Chambers of Commerce. Pro
Net Link has participated in trade missions to Singapore, Thailand, Indonesia, Ireland, United Kingdom, The Netherlands, Germany, France, Belgium, Italy,
Spain, Israel and the Middle East. In October 1999, Pro Net Link participated in a Department of Commerce trade mission to the Middle East. The mission included meetings with trade officials and other business leaders in Jordan, Saudi
Arabia, Israel, Gaza/West Bank, Egypt and the United Arab Emirates. As a result of these trade missions and other sales and marketing programs, Pro Net Link now has sales offices in countries in Asia, Europe, India, the Middle East and Russia. Pro Net Link is negotiating with entities in additional countries to become part of the Global Trade Internetwork.

PLAN OF OPERATIONS

     For the remainder of the fiscal year ending June 30, 2000, and for the foreseeable future, Pro Net Link plans to continue to work aggressively with its website developers and cooperative business relationships to keep improving the quality and scope of the website while marketing its products and services, including the use of national television and radio commercials.

     For the fiscal year ending June 30, 2000, we plan to expand several of our existing business segments including: increasing our infomercial capabilities, which is a paid advertising module where companies conduct audio and video selling online; expanding our catalogue page, which allows companies to post and advertise products on the Pro Net Link site; and expanding our video conferencing capabilities, which will allow entities and individuals located in countries worldwide to communicate in an audio/video environment through the Pro
Net Link site.

     In connection with this expansion, we plan to continue to develop the broadcast module on our website. Currently, trade specific programming is produced in our new broadcast studio in New York City. Pro Net Link plans to expand its programming by using local broadcast crews to bring special international events to ProNetLink.com. Pro Net Link anticipates that this programming will provide opportunities to sell advertising to international businesses as well as to companies that will purchase "infomercial" time on the website.

     To facilitate this expansion, we have increased the number of web servers we use to 16 and we plan to hire additional employees and managers. See
"Personnel."

INTELLECTUAL PROPERTY RIGHTS

     Pro Net Link currently holds registered trademarks for the names "Pro Net
Link" and "The Global Trade Internetwork." We also have proprietary interests in the URL names "ProNetLink.com," "PNLK.com" and "PNLTV.com." We believe that these rights and interests will increase in value as Pro Net

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Link's business grows. We do not currently believe these rights are of great importance in our industry segment.

PERSONNEL

     Pro Net Link currently employs eight full-time employees, nine part-time employees and one full-time consultant. In August 1999, we hired a Vice
President of Sales, and a News Editor and Anchor to host our news programs. It is anticipated that additional employees will be hired as the needs of the company require. Pro Net Link plans on adding five additional full-time employees within the next three months, including a chief financial officer and other executive officers. In addition, Pro Net Link uses third-party contractors to handle various Pro Net Link needs, including operations in Asia, India, Europe, Russia and the Middle East. Additionally, there are approximately 12 developers working on ProNetLink.com in the United States and Israel. We also rely on support from our cooperative business relationships, marketing consultants, public relations consultants and legal and accounting firms to provide manpower to our business. Pro Net Link management believes that our current personnel programs are the most economical way to manage the growth and business operations of Pro Net Link. Pro Net Link believes that its relationship with its employees is satisfactory. None of Pro Net Link's employees are represented by a union.

COMPETITION

     The market for a worldwide on-line commerce website is relatively new, quickly evolving and subject to rapid change and there are few substantial barriers to entry. We believe that the international trade marketplace is just beginning to be affected by the Internet. Based on industry research, we expect to have competition in this market from approximately five to ten existing competitors, and potential new entrants in the future. Currently the largest business-to-business website is VerticalNet.com.

     However, we believe that ProNetLink.com represents the leading edge of this industry. The Company believes that its most important competitors, including
VerticalNet.com, are focused on providing very specific information (such as analysis and other editorial information) concerning different industries. This provides users with useful information with which they can pursue trade opportunities. Pro Net Link believes that its website differs from those of its competitors, including VerticalNet.com, in that it provides on-line tools required to process the trade-related information, which means information used specifically in trade relating to such areas as shipping, logistics, procurement, tariffs, free trade zones, currency exchange rates and cargo insurance, that is generated from within the website, and to engage in the trade of products.

     Of the five to ten competitive websites, which are smaller (other than VerticalNet.com) and less advanced sites, none offer the full range and high level of services provided by Pro Net Link.

     Pro Net Link offers a full suite of online services that are designed to assist businesses in their expansion into the global sales marketplace. These include the online business directory that includes over 3.2 million companies from over 120 countries, trade leads, selling opportunities, trade news from Dow
Jones, The Journal of Commerce and World Trade Magazine, insurance services, international legal and technical advice for exporting into Europe, shipping support from over 5000 freight forwarders online, country specific information, printing and marketing support and many others.

     We believe that one of our competitive advantages is our live daily netcast news, unique to Pro Net Link, that specifically targets trade issues.
ProNetLink.com broadcasts trade specific information through the PNL-TV Netcast
Center. This streaming video function of ProNetLink.com allows anyone to tune in live, 24 hours-a-day and watch programming that is targeted to the global trade market. PNL-TV Netcast Center also broadcasts live trade news each business day.
This newscast is anchored by an experienced news journalist, and presents the current trade news of the day. PNL-TV Netcast Center also brings special programming that does in-depth analysis of trade events as well as presenting special guests and events. The trade specific information, news broadcasts and special programming are accessible 24 hours-a-day in our archives. Recent examples of our programming include the United Nations conference on the Internet Impact on Global Trade with the Keynote address from the Deputy
Secretary of Commerce and the International Business Expo presented live from the Javits Center in New York City. Each of these broadcasts includes many interviews

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with special guests. ProNetLink.com has also arranged for the participation of major trade news resources in connection with its broadcasting activities. These include World Trade Magazine and The Journal of Commerce. ProNetLink.com is also a multi-dimensional portal allowing a business to customize Pro Net Link's website in a trade specific portal.

     ProNetLink.com also offers advanced Internet functions that help set it apart from many of the websites that purport to provide trade services.
ProNetLink.com goes beyond the typical "linked" site that requires the user to "surf" the Internet. This means that in order to use these typical Internet sites one must link from one site to another in order to obtain trade information. For example, if a member desires information concerning insurance, he or she will be given the link to an insurance company. The website providing the link is not responsible for ensuring whether the link works, or that company can actually provide the product. In some cases, websites provide links without permission from the company that they are linking to.

     On the other hand, ProNetLink.com brings the Internet trade information to the user. The links between the Company's website and those of its key service providers are not "links" in the typical sense of the term. The vast majority of these links are to the databases on the websites of these service providers, rather than to the websites themselves. The Company has expended significant managerial and financial resources to create programs under which users of its website obtain data from other websites without actually leaving the Company's website. This "Data Mining" solution simplifies the user search for trade information. For example, if a member desires information on trade insurance, ProNetLink.com has entered into an alliance with AON Insurance. The AON information resides on ProNetLink.com's site, as does the electronic forms needed to process a request for trade insurance. This allows the member to get insurance without having to leave the ProNetLink.com website. Other services provided by ProNetLink.com, from trade leads to printing services, also allow a member to get the information and process an order without leaving the site.

     ProNetLink.com also makes it easier for members to use forms that are built into the site such as pricing requests, program invoices and shipping requests.
All forms on the site for a particular member contain the member's information
(name, address, phone numbers, etc.) so that they do not have to retype that information every time they need to fill out a new form. One of the most powerful tools of ProNetLink.com is the directory of companies. Here a member can search for a particular product, find companies around the world that make that product, and automatically send a request to all such companies. The
ProNetLink.com system generates new forms with the member information and the receiving company information, and sends the request out by e-mail or Internet
Fax.

     Pro Net Link believes that it enjoys an additional competitive advantage as a result of the international orientation of its website. The Company has focused since its Inception on the international aspects of its business. For example, the Company has invested significant managerial and financial resources in establishing relationships with United States and foreign governmental trade organizations such as the U.S. Department of Commerce, and the foreign governmental entities and chambers of commerce described under "Business -- Services" above. As noted above, the Company believes that it was the first dot.com company to participate in U.S. Department of Commerce trade missions. The Company believes that these efforts have resulted in an expanded international presence. For example, the Company has established selling relationships with entities such as the Israeli Federation of Chambers of Commerce, the Chamber of Commerce of Indonesia and ESAT.Net, Ireland's largest
Internet Services Provider. Additionally, Pro Net Link's website currently services approximately 4,300 registered members on the website from over 95 countries. The Company believes that its competitors, such as VerticalNet.com, are only beginning to focus on international trade markets. See "Business --
Services" above.

     The Company believes that it has a significant head start on many of the new companies that are entering the market today as a result of two factors. As noted above, the Company has invested significant time and expense in creating software programs which allow users of its website to access data from websites of service providers without ever leaving Pro Net Link's website. Additionally, the Company has also invested significant time and expense to develop contracts in the global market includes Government Trade Organizations, supportive business relationships and international Chambers of Commerce.

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ITEM 2.  FINANCIAL INFORMATION.

                            SELECTED FINANCIAL DATA

     The following selected financial data has been extracted from the Financial
Statements of Pro Net Link for the three months ended September 30, 1999 and September 30, 1998, the fiscal year ended June 30, 1999 and for the period from July 25, 1997 (Inception) through June 30, 1998. This selected financial data should be read in conjunction with the Financial Statements of Pro Net Link and the Notes thereto and "Management's Discussion and Analysis of Financial
Conditions and Results of Operations" included elsewhere herein.

SUMMARY OPERATIONS DATA

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                                            THREE            THREE                       JULY 25, 1997
                                           MONTHS           MONTHS        FISCAL YEAR     (INCEPTION)
                                            ENDED            ENDED           ENDED          THROUGH
                                        SEPTEMBER 30,    SEPTEMBER 30,     JUNE 30,        JUNE 30,
                                            1999             1998            1999            1998
                                        -------------    -------------    -----------    -------------
Revenue...............................   $   241,802      $    11,759     $    14,248     $        --
Net Loss..............................   $   998,245      $   325,615     $ 3,220,850     $   645,355
Net loss per share....................   $      0.02      $      0.01     $      0.07     $      0.02
Weighted Average Shares Used in
  Computation.........................    50,224,820       38,099,500      43,772,888      27,050,048

SUMMARY BALANCE SHEET DATA

                                                  SEPTEMBER 30,    JUNE 30,    JUNE 30,
                                                      1999           1999        1998
                                                  -------------    --------    ---------
Total Assets....................................    $425,219       $648,541    $ 316,075
Current Assets..................................      88,865        390,171      270,139
Total Liabilities...............................     827,432        442,509      650,630
Current Liabilities.............................     827,432        442,509      335,025
Long-term notes payable.........................          --             --      315,605
Working Capital (Deficiency)....................    (738,567)       (52,338)     (64,886)
Shareholders' Equity (Deficit)..................    (402,213)       206,032     (334,555)

     As noted above and below, although its website was fully operational prior to April 1999, Pro Net Link did not initiate revenue generating operations prior thereto. As a result, this affects the comparability of the financial data related to the Company's financial performance for the fiscal year 1999 and for the fiscal period of 1998. See "Business -- Plan of Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Selected Financial Data above and the Financial Statements and Notes thereto contained elsewhere herein.

OVERVIEW

     Pro Net Link is a development stage corporation with a limited operating history, formed in July 1997. Pro Net Link has recently completed its development and testing stages of operations, having launched the current and most advanced operational version of its website, the Global Trade Internetwork. Operating expenses have increased significantly since Inception, reflecting the costs associated with the formation of Pro Net Link, the building of operating infrastructure, product development, solicitation of new members and the promotion of product awareness.

     Pro Net Link has a limited operating history on which to base an evaluation of its business and prospects. Pro Net Link's prospects must be considered in light of the risks frequently encountered by companies in their early stages of development, particularly for companies in the rapidly evolving technology industry. Certain risks for Pro Net Link include, but are not limited to, having an unproven business model, capital requirements and growth management. To address these risks, Pro Net Link must, among other things, successfully continue to develop and execute its business and marketing plan, continue to expand and otherwise improve its website and increase the operating infrastructure. There can be no assurances that Pro Net Link will be successful in addressing its risks, and the failure to do so could prevent us from ever generating a profit. Since Inception, Pro Net Link has incurred significant losses, and as of September 30, 1999, had an accumulated deficit of approximately $4.9 million.

     Pro Net Link believes that its success depends, in large part, on its ability to create market awareness and acceptance for its products, raise additional operating capital to grow operations, build technology and non-technology infrastructures and continue product research and development.

RESULTS OF OPERATIONS

  Three Months Ended September 30, 1999 and September 30, 1998

     Revenue. Pro Net Link's revenue increased from $11,759 for the three month period ended September 30, 1998 to $241,802 for the three month period ended September 30, 1999. 99.3% of the revenue in 1999 occurred as a result of Pro Net Link's bartering transactions with approximately ten companies in exchange for website development and marketing expenses. Such revenue increase offsets a decrease in cash revenues from membership fees from $11,759 to $1,802 in such periods. This reduction was the result of the Company's gradual modification of its fee structure which currently emphasizes streams of income other than membership fees. See Item 1, "Business -- Services."

     As of September 30, 1999, Pro Net Link had over 2,300 registered members from approximately 95 countries (of which 22 were subscription paying members and 40 were members who had previously paid subscription fees (and for whom the Company waived further payment)). As of September 30, 1998, Pro Net Link had approximately 450 members (of which 40 were subscription paying members).

     For much of the period beginning from the Company's inception in July 1997 to the fiscal quarter ending June 30, 1999, the Company has been designing, developing and marketing its website. The Company believes that the increases in its revenue are generally the result of its transition to its revenue generation stage, which has provided the Company with opportunities to generate revenues in cash and in bartering transactions.

     Expenses. Total expenses, excluding non-cash compensation expense of $340,000, increased from $337,374 for the three month period ended September 30, 1998 to $900,047 for the three month period ended September 30, 1999. Additionally, the expenses during this period include a non-cash compensation expense of $340,000, which is the fair value of options with respect to consulting services being provided by a company whose president is also the Chairman of the Company. See Footnote 8 to Pro Net Link's June 30, 1999 Financial Statements.

     Bartering transactions resulted in $240,000 of expenses related to marketing and website development. Website development expenses increased by approximately $118,000. General and administrative expenses increased by approximately $145,000 due to an increase of $120,000 in payroll for new employees and an increase in insurance costs of $20,000.

  Fiscal year ended June 30, 1999

     During the period, Pro Net Link was a development stage enterprise, and accordingly, engaged in limited revenue generating operations. Pro Net Link generated revenue of $14,248 for the fiscal year ended June 30, 1999.

     Operating expenses during this period were $3,235,098 which consisted primarily of website development costs of $603,884, cost of commissions of $77,831, selling, general and administrative expenses of $1,600,649 and non-cash compensation expenses of $922,623, which is the fair value of options with respect to consulting services being provided by a Company whose president is also the Chairman of the Company. These expenses consisted primarily of marketing and promotional fees, professional fees, rent and other office-related expenses and payroll expenses.

     As a result of the foregoing, Pro Net Link incurred a net loss in the fiscal year ended June 30, 1999 of $3,220,850. The loss is primarily attributable to the expenses incurred during the period in connection with the continued development of Pro Net Link's business.

  Period from Inception though June 30, 1998

     Pro Net Link generated no revenue for the period from Inception through June 30, 1998. During such period Pro Net Link had cost of website development of $235,988 and cost of commissions of $112,400, and incurred selling, general and administrative expenses of $286,369. These expenses consisted primarily of marketing and promotional fees, professional fees, rent and other office-related expenses and payroll expenses.

     As a result, Pro Net Link incurred a net loss in the period from Inception through June 30, 1998 of $645,355. The loss is primarily attributable to the expenses incurred during the period in connection with the development of Pro Net Link's business.

LIQUIDITY AND CAPITAL RESOURCES

     Pro Net Link has used cash in its operating and investing activities in varying amounts since the Inception of its business in July 1997. For the quarter ended September 30, 1999, net cash used in operating activities was $693,222 and net cash used in investing activities was $83,172. Net cash provided by financing activities during this period was $550,000, which consisted of $500,000 of borrowings under a revolving credit facility, and of $50,000 from the proceeds of the issuance of equity of Pro Net Link. At September 30, 1999, Pro Net Link had $58,865 of cash.

     Subsequent to the end of the fiscal quarter ending September 30, 1999, Pro Net Link received $1,150,000 in payment of certain capital stock subscriptions (which were priced at $2.00 per share). See Item 10 "Recent Sales of Unregistered Securities" and Footnote 11 to Pro Net Link's June 30, 1999 Financial Statements. With the proceeds, Pro Net Link funded its operations for this period and repaid $400,000 of indebtedness it had incurred under its revolving line of credit. As a result, on December 31, 1999, Pro Net Link had approximately $26,000 overdraft in its cash position and approximately $400,000 available to it under its revolving credit facility.

     Historically, most of Pro Net Link's liquidity has been provided by private placements of equity securities, which reached approximately $3.9 million, cumulatively, from the date of Pro Net Link's Inception through December 31, 1999.

     The substantial capital investments required to initiate Pro Net Link's services and the funding of its initial operations has resulted in negative cash flow in all periods since its Inception. We currently estimate our cash requirements for the next 12 months, which includes cash to fund our expansion activities associated with the development of our markets, to equal approximately $100,000 per month. As a result, Pro Net Link expects to continue to have negative cash flow throughout 1999 and in 2000. Although we have no material commitments during the next 12 months or beyond, Pro Net Link expects that it will continue to have substantial capital requirements in connection with the continued development, implementation and market-ing of its products and services. There can be no assurances that Pro Net Link will attain break-even cash flow in any future fiscal periods.

     However, we believe the trend for cash flows for Pro Net Link is positive. Due to our transition from our development stage to the implementation of our selling phase with the launch of the current version of our website in April of 1999, we have begun to generate more significant revenues. Pro Net Link's recent activities have included the launch of its Internet trade news facility known as PNL-TV, whose programming includes paid advertising, and the hiring of additional sales professionals. Pro Net Link believes that its revenues will increase as it continues to implement its business plan. Pro Net Link believes that these revenues will meet some of its capital requirements.

     Until sufficient cash flow is generated, Pro Net Link will be required to utilize its revenues and current and future capital resources to meet all of its cash flow requirements in the next 12 months and beyond. Pro Net Link's most significant source of capital resources is currently its revolving credit facility, which is secured by a standby letter of credit, and which provides a $500,000 line of credit at terms which include an interest rate of 1% over the lender's base rate. To the extent the revolving credit facility is insufficient to meet its capital requirements at any time during the next twelve months and beyond, Pro Net Link will be required to secure additional credit facilities or to issue additional debt and/or equity securities.

RECENT ACCOUNTING PRONOUNCEMENTS

     In 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components, and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosure about products and services, geographic areas and major customers. SFAS No. 130 and SFAS No. 131 are effective for years beginning after December 15, 1997.

     In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosure about Pensions and other Postretirement Benefits", No. 133, "Accounting for Derivative Instruments and Hedging Activities" and No. 134, "Accounting for Mortgage-Banked Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise".

     None of the aforementioned standards will have any significant effect on the Company's financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Since indebtedness under our revolving credit facility bears floating interest rates, we run the risk that our cost of capital under the facility will fluctuate based on changes in interest rates. Under our current risk management policies, we do not use interest rate derivative instruments to manage our exposure to interest rate changes.

YEAR 2000 ISSUE

     Many current installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot reliably distinguish dates beginning on January 1, 2000 from dates prior to the year 2000. Many companies' software and computer systems have been upgraded or replaced in order to ensure the correct processing of dates beginning in 2000 and compliance with "Year 2000" requirements. As of January 2000, Pro Net Link has reviewed its internal programs and has determined that all products and information/non-information technologies systems are Year 2000 compliant, and that it has not incurred costs which can be attributed to Year 2000 compliance. The Company believes that any future actions taken in connection with Year 2000 compliance will not have a material effect on its operating results or financial condition. The Company believes that this is due in large part to the limited operating history of Pro Net Link and the emphasis on compliance during the planning and development stages of Pro Net Link.

     To date, Pro Net Link has not experienced Year 2000 technical difficulties with any third parties, including vendors and companies with which it enjoys cooperative business relationships. The Company does not believe that its website will be adversely affected by third parties that are not Year 2000 compliant because the website and its content is hosted entirely on the Company's own servers.

ITEM 3.  PROPERTIES.

     Pro Net Link occupies approximately 3,650 square feet at 645 Fifth Avenue, Suite 303, New York, New York 10022 at a monthly rent of approximately $13,700. Pro Net Link uses the space for administrative offices and as its corporate headquarters. Pro Net Link believes that such space will provide it with adequate space for the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of November 30, 1999, certain information with respect to (i) those persons or groups known to Pro Net Link to be the beneficial owners of more than five percent of the common stock of Pro Net Link (the "Common Stock"), (ii) each of the directors of Pro Net Link, (iii) Pro Net Link's executive officers and (iv) all directors and executive officers of Pro Net Link as a group. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the Common Stock owned by them. As of November 30, 1999, there were 50,301,506 shares of Common Stock issued and outstanding.

                                                                        PERCENT OF
                                                 NUMBER OF SHARES      COMMON STOCK
NAME OF BENEFICIAL OWNER                        BENEFICIALLY OWNED    OUTSTANDING(1)
------------------------                        ------------------    --------------
Evelyne Collardeau............................      17,662,920(2)         35.11%
Jean Pierre Collardeau........................      17,662,920(3)         35.11%
David J. Walker...............................          20,000(4)             *
Glenn Zagoren.................................       2,000,000(5)          3.98%
All executive officers and directors as a
  group (3 persons)...........................      19,682,920            39.13%

---------------
 *  Less than 1%.

(1) Calculated on a fully diluted basis assuming the exercise by Mr. Walker of all of his options to purchase 20,000 shares of Common Stock and by Mr. Zagoren of all of his options to purchase 2,000,000 shares of Common Stock. See Notes 4 and 5 below. However, the percentages in this column do not reflect 550,000 shares of Common Stock that will be issuable to a subscriber of Pro Net Link Common Stock who has not completed payment for such subscription. See "Description of Registrant's Securities to be Registered" and Footnote 11 to Pro Net Link's Financial Statements.

(2) Includes 11,662,920 shares of Common Stock of which Jean Pierre Collardeau, the husband of Mrs. Collardeau, is the record holder. Mrs. Collardeau denies beneficial ownership of such 11,662,920 shares. Pursuant to a Shareholders Agreement among Jean Pierre Collardeau, Evelyne Collardeau, Thomas Collardeau, Alvina Collardeau and Pro Net Link, dated June 23, 1998 (the "Lock-up Agreement"), Ms. Collardeau agreed that she would not sell any of her 6,000,000 shares of Common Stock in the public market until after June 23, 1999 (including 3,000,000 shares which were transferred to Ms. Collardeau by Alvina Collardeau). The Lock-up Agreement was amended to restrict the sale of the 6,000,000 shares owned by Ms. Collardeau in the public market until at least June 23, 2000.

(3) Includes 6,000,000 shares of Common Stock of which Evelyne Collardeau, the wife of Mr. Collardeau, is the record holder. Mr. Collardeau denies beneficial ownership of such 6,000,000 shares. Pursuant to the Lock-up Agreement, Mr. Collardeau agreed that he would not sell 10,500,000 of his shares of Common Stock until after June 23, 1999 (including 3,000,000 shares which were transferred to Mr. Collardeau by Thomas Collardeau). The Lock-up Agreement was amended to restrict the sale of 10,500,000 shares owned by Mr. Collardeau in the public market until at least June 23, 2000.

(4) Represents options to purchase 20,000 shares of Common Stock which are exercisable at approximately $0.27 per share.

(5) Represents options to purchase 2,000,000 shares of Common Stock which are exercisable at (i) $0.25 per share for 500,000 shares and (ii) $0.33 per share for 1,500,000 shares.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

     The Company's executive officers and directors and their ages as of December 31, 1999 are as follows:

NAME                                  AGE                           POSITION
----                                  ---                           --------
Jean Pierre Collardeau..............  57    President, Treasurer and Director
David J. Walker.....................  45    Chief Operating Officer and Vice President of Operations
Glenn Zagoren.......................  46    Chairman of the Board of Directors

     Each director will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Each officer serves at the discretion of the Board of Directors.

     Jean Pierre Collardeau founded Pro Net Link in July 1997. He has been President, Treasurer and a director of Pro Net Link since its formation. Mr. Collardeau has been involved in international trade and finance for more than 30 years. For the 10 years preceding the founding of Pro Net Link, Mr. Collardeau an independent consultant, supervising commercial operations and foreign investments from the European Community to African developing countries and advising on government tenders and bids to major infrastructure projects funded by the World Bank in Washington, D.C. and the African Development Bank in Abidjan, Ivory Coast.

     David J. Walker has been the Chief Operating Officer and Vice President of Operations as of December 1998. Prior to working for Pro Net Link, Mr. Walker served as Vice President of Operations, and then Vice President of Product Development for Unz & Co., a leading provider of import/export publications, software and international trade-related training programs for approximately 15 years. Mr. Walker, whose international trade experience began in 1980 when he served as export Manager of the Burroughs Corporation, has also served two terms as a member of the Department of Commerce's District Export Council in New Jersey both on the Executive Committee and as Chairman of the Education Committee. Mr. Walker earned a B.A. from Cornell University and a Masters Degree in International Business from Fairleigh Dickenson University.

     Glenn Zagoren has been a director of the Company since May 1998 and Chairman of Pro Net Link's board of directors, a non-officer position, since April 1999. Mr. Zagoren is President of Zagoren-Zozzora, Inc. ("ZZI"), a strategic development and marketing company that has been working with Pro Net Link since Pro Net Link's Inception. Mr. Zagoren has served as President of ZZI since 1979, and has been involved in international business development and marketing programs for over 20 years. He has produced marketing projects for the Principality of Monaco and the government of Israel as well as many global corporations including JBL/Harman International and Hachette Filipacchi. In 1984, Mr. Zagoren was named the "Billboard Magazine Trendsetter of the Year Award" for his involvement in the launch of CD technology. Mr. Zagoren currently serves on the board of directors of the Tribeca Performing Arts Center of Manhattan Community College.

ITEM 6.  EXECUTIVE COMPENSATION.

     For the period from Inception through September 30, 1999, Jean Pierre Collardeau, the President of Pro Net Link, did not receive any compensation for services in any capacity to Pro Net Link. In connection with strategic development and marketing services Mr. Zagoren provided to Pro Net Link in his capacity as President of ZZI, Mr. Zagoren has received options to purchase 2,000,000 shares of Common Stock. Mr. Zagoren is also a beneficiary, as a shareholder, of the fees paid by Pro Net Link to ZZI for business consultation services. See "Certain Relationships and Related Transactions" and Footnote 8 to Pro Net Link's Financial Statements.

COMPENSATION OF DIRECTORS

     Other than the compensation granted to Mr. Zagoren described above, the directors of the Company do not receive compensation for their services as directors but may be reimbursed for their reasonable expenses for attending Board meetings. See "Certain Relationships and Related Transactions."

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     As of December 15, 1998, pursuant to a Securities Exchange Agreement between Pro Net Link and Jean Pierre Collardeau, the President of Pro Net Link, Pro Net Link issued shares of restricted Common Stock to Mr. Collardeau in exchange for the surrender to Pro Net Link by Mr. Collardeau of a Promissory Note of Pro Net Link in favor of Mr. Collardeau, which at such time had an outstanding principal balance plus interest of $232,584, at the exchange rate of five shares per dollar. This exchange rate was consistent with the price per share which Pro Net Link offered investors under private placements of Common Stock in the same time period, as well as the exchange rate set forth pursuant to a Securities Exchange Agreement between Pro Net Link and Micheline Baron, a non-affiliate, which was entered into contemporaneously with Mr. Collardeau's Securities Exchange Agreement.

     Glenn Zagoren, Chairman of the Board of Directors of Pro Net Link, is president of ZZI, a strategic development and marketing company that has been working with Pro Net Link since Inception. ZZI provides on-going marketing and business functions for Pro Net Link including developing marketing plans, general business consultation, supervision of marketing tools and investigating and recommending strategic alliances and other business opportunities. The current consulting agreement which expires in February 2000, provides that ZZI is paid $10,000 per month from Pro Net Link for its services. Additionally, in connection with the services rendered by Mr. Zagoren in his capacity as President of ZZI, he has received options to purchase 2,000,000 shares of Common Stock, (i) 500,000 of which are currently exercisable at $ 0.25 per share and
(ii) 1,500,000 of which are currently exercisable at $0.33 per share. The fair value of such options has been valued in accordance with SFAS No. 123 using the Black Scholes option pricing model at approximately $1,900,000. The Company has recognized expense of $922,623 for the year ended June 30, 1999 with the balance to be amortized through the remaining period of the consulting agreement. For additional information concerning Mr. Zagoren's stock options (including the methodology for the valuation thereof), see Footnote 8 to Pro Net Link's Financial Statements.

ITEM 8.  LEGAL PROCEEDINGS.

     In June, 1998, the Securities and Exchange Commission (the "SEC") commenced an investigation of Pro Net Link relating primarily to the alleged manipulation of the market for securities of Pro Net Link, pursuant to a formal order issued by the SEC under the authority of Sections 20(a) and 21(a) of the Securities Exchange Act of 1934, as amended. Pursuant to that formal order, subpoenas for the production of books, papers, documents and other records were served on Pro Net Link and on companies doing business with Pro Net Link, and testimony was demanded of Mr. Collardeau and Mr. Zagoren. Pro Net Link, Mr. Collardeau and Mr. Zagoren complied with the subpoenas and all related requests of the SEC in June and July 1998, and have received no further inquiries from the SEC regarding this investigation. Pro Net Link has no information as to the results, if any, of such investigation, whom the targets, if any, of such investigation were or may be, or what action, if any, the SEC may take pursuant to the investigation.

ITEM 9. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     Pro Net Link's Common Stock, par value $0.001, has been traded on the OTC Electronic Bulletin Board under the symbol "PNLK" since October 1997, and, as of December 8, 1999, there were 22 market makers for the Common Stock.

     The following table sets forth the high and low sale prices of Pro Net Link's Common Stock as reported on the OTC Bulletin Board. These price quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

QUARTER ENDED                                                HIGH($)    LOW($)
-------------                                                -------    ------
March 31, 1998.............................................   2.25       0.62
June 30, 1998..............................................   8.09       0.71
September 30, 1998.........................................   2.50       0.84
December 31, 1998..........................................   2.18       0.15
March 31, 1999.............................................   3.81       0.70
June 30, 1999..............................................   8.00       1.50
September 30, 1999.........................................   3.94       1.50
December 31, 1999..........................................   3.31       2.03

NUMBER OF REGISTERED HOLDERS

     The number of registered holders of Pro Net Link's Common Stock as of November 30, 1999 was 315. Pro Net Link believes that there are a greater number of beneficial owners of its shares of Common Stock because Cede & Co. currently is the record holder of approximately 25 million shares of Pro Net Link's Common Stock. Cede & Co. is the name of the nominee of the Depository Trust Company ("DTC"), a depository that holds shares in its own name for other financial institutions that are participants in DTC. Such participants, generally, in turn, hold such securities for the beneficial owners of such shares. DTC has informed the Company that it holds Pro Net Link shares on behalf of 165 DTC participants.

DIVIDENDS

     To date, Pro Net Link has not declared or paid any cash dividends on its Common Stock. Pro Net Link currently anticipates that it will retain all available funds for use in the operation and expansion of its business, and no cash dividends are expected to be paid on the Common Stock in the foreseeable future. Further, Pro Net Link's accumulated deficit and anticipated future losses are factors that are likely to limit the future payment of dividends. There can be no assurance that the operations of Pro Net Link's business will generate the revenue and cash flow needed to declare cash dividends in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     In October and November 1997, Pro Net Link issued a total of 7,500,000 shares of Common Stock in private placements to two foreign companies and three foreign individuals pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Securities Act of 1933, as amended (the "Act"). The aggregate consideration received by Pro Net Link was $150,000.

     In October, 1997, Pro Net Link issued an aggregate of 1,700,000 shares of Common Stock in private placements to two foreign companies and one foreign individual pursuant to exemptions from registration pursuant to Section 4(2) under the Act. The aggregate consideration received by Pro Net Link was $170,000.

     In September through October 1998, Pro Net Link issued 4,210,000 shares of Common Stock in private placements to three foreign companies pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Act. The consideration received by Pro Net Link was $842,000.

     As of December 1998, under a Securities Exchange Agreement between Pro Net Link and Jean Pierre Collardeau, the President of Pro Net Link, Pro Net Link issued 1,162,920 shares of restricted Common Stock, pursuant to an exemption from registration under Section 3(a)(9) or 4(2) of the Act, to Mr. Collardeau in exchange for the surrender to Pro Net Link by Mr. Collardeau of a Promissory Note of Pro Net Link in favor of Mr. Collardeau, which at such time had an outstanding principal balance plus interest of $232,584.

     As of December 1998, under a Securities Exchange Agreement between Pro Net Link and Micheline Baron, Pro Net Link issued 1,056,150 shares of Common Stock, pursuant to an exemption from registration under Section 3(a)(9) or 4(2) of the Act, to Ms. Baron in exchange for the surrender to Pro Net Link by Ms. Baron of a Promissory Note of Pro Net Link in favor of Ms. Baron, which at such time had an outstanding principal balance plus interest of $211,230.

     In February 1999, Pro Net Link issued 790,000 shares of Common Stock in private placements to one foreign individual pursuant to exemptions from registration pursuant to Rule 504 of Regulation D under the Act. The consideration received by Pro Net Link was $158,000.

     In February through April 1999, Pro Net Link issued 5,000,000 shares of Common Stock in private placements to three foreign individuals and one foreign company pursuant to exemptions from registration pursuant to Rule 506 of Regulation D or otherwise under Section 4(2) of the Act. The consideration received by Pro Net Link was $1,000,000.

     In June 1999, Pro Net Link issued 200,000 shares of Common Stock in private placements to one individual pursuant to exemptions from registration pursuant to Rule 506 of Regulation D or otherwise under Section 4(2) under the Act. The consideration received by Pro Net Link was $400,000.

     In October 1999, Pro Net Link issued 200,000 shares of Common Stock in private placements to one individual pursuant to exemptions from registration pursuant to Rule 506 of Regulation D or otherwise under Section 4(2) of the Act. The consideration received by Pro Net Link was $400,000.

     In December 1999, Pro Net Link issued 400,000 shares of Common Stock in private placements to one foreign individual pursuant to exemptions from registration pursuant to Rule 506 of Regulation D or otherwise under Section 4(2) of the Act. The consideration received by Pro Net Link was $800,000.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.001 per share. As of November 30, 1999, there were 50,301,506 shares of Common Stock issued and outstanding (excluding 550,000 shares of Common Stock that will be issuable to a subscriber for such shares upon full payment for such subscription). See "Security Ownership of Certain Beneficial Owners and Management" and Footnote 11 to Pro Net Link's Financial Statements.

     The following brief description of the Company's Common Stock does not purport to be complete and is subject in all respects to applicable Nevada law and to the provisions of the Company's Amended and Restated Articles of Incorporation, as amended (the "Articles"), and Amended and Restated Bylaws, copies of which have been filed as exhibits to this registration statement.

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.

     The Common Stock has no preemptive or conversion rights and is not subject to further call for assessments by the Company. The Common Stock currently outstanding is validly issued, fully paid and nonassessable.

     Certain of our stockholders are bound by a Lock-up Agreement, described in footnote 2 to the table in Item 4. Pursuant to the Lock-up Agreement, Evelyne Collardeau agreed that she would not sell any of her 6,000,000 shares of Common Stock in the public market until after June 23, 1999, and Jean Pierre Collardeau agreed that he would not sell 10,500,000 of his shares of Common Stock until after such date. The Lock-up Agreement was amended to restrict the sale of all of such shares in the public market until at least June 23, 2000. See footnotes 2 and 3 to the table in Item 4.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

RESTRICTIONS ON BUSINESS COMBINATIONS AND CORPORATE CONTROL

     Chapter 78 of the General Corporation Laws of the State of Nevada (the "GCL") contains provisions restricting the ability of a corporation to engage in business combinations with an "interested shareholder." Under the GCL, except under certain circumstances, business combinations are not permitted for a period of three years following the date such shareholders became an interested shareholder. The GCL defines an "interested shareholder," generally, as a person who beneficially owns 10% or more of the outstanding shares of a corporation's voting stock.

     In addition, the GCL generally disallows the exercise of voting rights with respect to "control shares" of an "issuing corporation" (as defined in the GCL). "Control shares" are the outstanding voting shares of an issuing corporation acquired in connection with the acquisition of a "controlling interest." "Controlling interest" is defined in terms of threshold levels of voting share ownership, which, when crossed, trigger application of the voting bar with respect to the newly acquired shares. The GCL also permits directors to resist a change or potential change in control of the corporation if the directors determine that such a change is opposed to or not in the best interest of the corporation.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 78.751 et seq. of the GCL allow a company to indemnify its officers, directors, employees and agents from any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the officer, director, employee or agent acted in good faith and in a manner which such person believed to be in the best interests of Pro Net Link. A determination may be made by the shareholders; by a majority of the directors who were not parties to the action, suit, or proceeding confirmed by opinion of independent legal counsel; or by opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit or proceeding does not exist.

     Pro Net Link's Articles provide for indemnity for all persons whom Pro Net Link may indemnify pursuant to the GCL. Under the Articles, directors of the Company have no personal liability for monetary damages for breach of a fiduciary duty, or failure to exercise any applicable standard of care, of a director, to the fullest extent permitted by the GCL.

     Pro Net Link's By-laws provide that the Pro Net Link is required, to the fullest extent authorized by the GCL to indemnify any and all directors and officers of Pro Net Link. Under the By-laws, the personal liability of each of the directors of Pro Net Link is limited to the fullest extent permitted by the GCL.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     See ITEM 15(1) for an index to the audited consolidated financial statements and supplementary financial information that are attached hereto.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

     1. Financial Statements:

          The following is a list of each financial statement filed as a part of this Registration Statement:

        a) Report of Independent Certified Public Accountants

        b) Balance Sheets:
           September 30, 1999 (unaudited)
           June 30, 1999 and June 30, 1998

        c) Statements of Operations:
           Three months ended September 30, 1999 and three months ended
             September 30, 1998 (unaudited)
           Year ended June 30, 1999, period from July 25, 1997 (inception) to
             June 30, 1998 and for the period July 25, 1997 (inception) to June 30, 1999

        d) Cash Flows:
           Three months ended September 30, 1999 and three months ended
             September 30, 1998 (unaudited)
           Year ended June 30, 1999, period from July 25, 1997 (inception) to
             June 30, 1998 and for the period July 25, 1997 (inception) to June 30, 1999

        e) Stockholders' Equity:
           Year ended June 30, 1999, period from July 25, 1997 (inception) to
            June 30, 1998
           Three months ended September 30, 1999 (unaudited)

        f) Notes to the Financial Statements

     2. Exhibits

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  3.1     Amended and Restated Articles of Incorporation of Pro Net
          Link.*
  3.2     By-laws of Pro Net Link.*
  6.1     Credit facility documentation, between Pro Net Link Corp.
          and Citibank, N.A., dated November 23, 1998, as extended on
          August 20, 1999.**
  6.2     Extension of Credit Facility documentation, between Pro Net
          Link Corp. and Citibank, N.A., dated December 17, 1999.
 10.1     Master Service Agreement by and between Pro Net Link and Dun
          & Bradstreet, Inc., dated as of April 27, 1999(1).**
 10.2     Consulting Agreement by and between Pro Net Link and
          Zagoren-Zozzora, Inc., dated as of February 19, 1999.**
 27.1     Financial Data Schedule (for SEC use only).**

---------------
 * Filed as an exhibit to Pro Net Link's registration statement on Form 10 filed with the Commission on June 21, 1999.

** Filed as an exhibit to Pro Net Link's registration statement on Form 10/A filed with the Commission on December 14, 1999.

(1) Certain provisions of this exhibit have been filed separately with the Commission pursuant to an application for confidential treatment.

                               PRO NET LINK CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         INDEX TO FINANCIAL STATEMENTS

                                                                 PAGE
                                                              ----------
Report of Independent Certified Public Accountants..........     F-2
Financial Statements
  Balance Sheets............................................     F-3
  Statements of Operations..................................     F-4
  Statements of Changes in Shareholders' Equity.............     F-5
  Statements of Cash Flows..................................     F-6
  Notes to Financial Statements.............................  F-7 - F-10

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Pro Net Link Corp.
New York, New York

     We have audited the accompanying balance sheets of Pro Net Link Corp. (A Development Stage Enterprise) as of June 30, 1999 and 1998, and the related statements of operations, shareholders' equity and cash flows for the year ended June 30, 1999, for the period from July 25, 1997 (inception) through June 30, 1998 and for the period from July 25, 1997 (inception) through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pro Net Link Corp. (A Development Stage Enterprise) as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the year ended June 30, 1999, for the period from July 25, 1997 (inception) through June 30, 1998 and for the period from July 25, 1997 (inception) through June 30, 1999 in conformity with generally accepted accounting principles.

                                            /s/  Feldman Sherb Horowitz & Co.,
                                                 P.C.
                                              Feldman Sherb Horowitz & Co., P.C.
                                              Certified Public Accountants

New York, New York
August 9, 1999
except for Notes 5 and 11
which is as of December 6, 1999

                               PRO NET LINK CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEETS

                                                                                  JUNE 30,
                                                           SEPTEMBER 30,   -----------------------
                                                               1999           1999         1998
                                                           -------------   -----------   ---------
                                                            (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash...................................................   $    58,865    $   285,259   $ 258,139
  Prepaid expenses.......................................        30,000        104,912      12,000
                                                            -----------    -----------   ---------
     TOTAL CURRENT ASSETS................................        88,865        390,171     270,139
FIXED ASSETS, net........................................       191,469        113,985      45,936
OTHER ASSETS.............................................       144,885        144,385          --
                                                            -----------    -----------   ---------
                                                            $   425,219    $   648,541   $ 316,075
                                                            ===========    ===========   =========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Loan payable-bank......................................   $   500,000    $        --   $      --
  Accounts payable and accrued expenses..................       284,132        396,664     111,525
  Deferred income........................................        39,780         42,325          --
  Demand loan, non-interest bearing......................            --             --      23,500
  Notes payable shareholders, current portion............         3,520          3,520     200,000
                                                            -----------    -----------   ---------
     TOTAL CURRENT LIABILITIES...........................       827,432        442,509     335,025
                                                            -----------    -----------   ---------
NOTES PAYABLE TO SHAREHOLDERS -- non-current portion.....            --             --     315,605
SHAREHOLDERS' EQUITY (DEFICIT)
  Common stock, $.001 par value, 150,000,000 shares
     authorized; issued 50,268,570, 50,068,570 and
     37,849,500 shares issued and outstanding............        50,269         50,069      37,850
  Common stock to be issued, 600,000 shares at September
     30, 1999 and 800,000 at June 30, 1999...............           600            800          --
  Additional paid-in-capital.............................     5,561,368      5,221,368     272,950
  Deficit accumulated during the development stage.......    (4,864,450)    (3,866,205)   (645,355)
  Stock subscriptions receivable.........................    (1,150,000)    (1,200,000)         --
                                                            -----------    -----------   ---------
     TOTAL SHAREHOLDERS' EQUITY (DEFICIT)................      (402,213)       206,032    (334,555)
                                                            -----------    -----------   ---------
                                                            $   425,219    $   648,541   $ 316,075
                                                            ===========    ===========   =========

                       See notes to financial statements.

                               PRO NET LINK CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS

                                                                                                                CUMULATIVE
                                                                                               JULY 25, 1997   JULY 25, 1997
                                                           THREE MONTHS                         (INCEPTION)     (INCEPTION)
                                                        ENDED SEPTEMBER 30,      YEAR ENDED       THROUGH         THROUGH
                                                     -------------------------    JUNE 30,       JUNE 30,        JUNE 30,
                                                        1999          1998          1999           1998            1999
                                                     -----------   -----------   -----------   -------------   -------------
                                                            (UNAUDITED)
REVENUE:
  Membership.......................................  $     1,802   $    11,759   $    14,248    $        --     $    14,248
  Barter...........................................      240,000            --            --             --              --
                                                     -----------   -----------   -----------    -----------     -----------
TOTAL REVENUE......................................  $   241,802   $    11,759   $    14,248    $        --     $    14,248
                                                     ===========   ===========   ===========    ===========     ===========
EXPENSES:
  Barter expenses..................................      240,000            --            --             --              --
  Website development..............................      277,308       159,701       603,884        235,988         839,872
  Commission.......................................       66,500        12,375        77,831        112,400         190,231
  Selling, general and administrative..............      307,040       161,724     1,600,649        286,369       1,887,018
  Non-cash compensation expense....................      340,000            --       922,623             --         922,623
  Depreciation.....................................        5,688         3,271        17,839          4,909          22,748
  Interest expense (net)...........................        3,511           303        12,272          5,689          17,961
                                                     -----------   -----------   -----------    -----------     -----------
TOTAL EXPENSES.....................................  $ 1,240,047       337,374     3,235,098        645,355       3,880,453
                                                     -----------   -----------   -----------    -----------     -----------
NET LOSS...........................................  $  (998,245)  $  (325,615)  $(3,220,850)   $  (645,355)     (3,866,205)
                                                     ===========   ===========   ===========    ===========     ===========
BASIC LOSS PER SHARE OF COMMON STOCK...............  $     (0.02)  $     (0.01)  $     (0.07)   $     (0.02)    $     (0.11)
                                                     ===========   ===========   ===========    ===========     ===========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING.........   50,224,820    38,099,500    43,772,888     27,050,048      35,406,811
                                                     ===========   ===========   ===========    ===========     ===========

                       See notes to financial statements.

                               PRO NET LINK CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                    COMMON STOCK       ADDITIONAL                     STOCK
                                --------------------    PAID-IN     ACCUMULATED   SUBSCRIPTIONS
                                  SHARES     AMOUNT     CAPITAL       DEFICIT      RECEIVABLE        TOTAL
                                ----------   -------   ----------   -----------   -------------   -----------
BALANCE -- JUNE 30, 1997......          --        --           --            --                            --
Issuance and sale of stock....  28,400,000   $28,400   $   (4,100)  $        --    $              $    24,300
  Issuance of common stock for
     exchange.................     249,500       250         (250)           --                            --
  Expenses pursuant to
     exchange of stock........          --        --      (33,500)           --                       (33,500)
  Sale of stock...............   9,200,000     9,200      310,800            --                       320,000
Net loss......................          --        --           --      (645,355)                     (645,355)
                                ----------   -------   ----------   -----------    -----------    -----------
BALANCE -- JUNE 30, 1998......  37,849,500   $37,850   $  272,950   $  (645,355)   $        --    $  (334,555)
  Issuance of common stock for
     conversion of debt.......   2,219,070     2,219      441,595            --                       443,814
  Sale of stock...............  10,000,000    10,000    1,970,000            --                     1,980,000
  Common stock to be issued...     800,000       800    1,599,200                                   1,600,000
  Issuance of options in
     conjunction with
     marketing
     agreement -- non-cash
     compensation.............                            922,623                                     922,623
  Issuance of options in
     conjunction with
     employment agreement.....                             15,000                                      15,000
  Stock subscription
     receivable...............          --        --           --            --     (1,200,000)    (1,200,000)
Net loss......................          --        --           --    (3,220,850)                   (3,220,850)
                                ----------   -------   ----------   -----------    -----------    -----------
BALANCE -- JUNE 30, 1999......  50,868,570   $50,869   $5,221,368   $(3,866,205)   $(1,200,000)   $   206,032
  Stock subscription
     received.................          --        --           --            --         50,000         50,000
  Non-cash compensation.......                            340,000                                     340,000
Net loss......................                                         (998,245)                     (998,245)
                                ----------   -------   ----------   -----------    -----------    -----------
BALANCE -- SEPTEMBER 30, 1999
  (UNAUDITED).................  50,868,570   $50,869   $5,561,368   $(4,864,450)   $(1,150,000)   $  (402,213)
                                ==========   =======   ==========   ===========    ===========    ===========

                       See notes to financial statements.

                               PRO NET LINK CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS

                                                                                                                   CUMULATIVE
                                                                                                  JULY 25, 1997   JULY 25, 1997
                                                                THREE MONTHS                       (INCEPTION)     (INCEPTION)
                                                             ENDED SEPTEMBER 30,                     THROUGH         THROUGH
                                                            ---------------------    JUNE 30,       JUNE 30,        JUNE 30,
                                                              1999        1998         1999           1998            1999
                                                            ---------   ---------   -----------   -------------   -------------
                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss..................................................  $(998,245)  $(325,615)  $(3,220,850)    $(645,355)     $(3,866,205)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation..........................................      5,688       3,271        17,839         4,909           22,748
    Amortization of deferred rental income................     (2,545)
    Non-cash services and compensation....................    340,000          --       937,623            --          937,623
  Changes in assets and liabilities:
    Increase in prepaid and other current assets..........     74,912       7,713       (92,912)      (12,000)        (104,912)
    Increase in other assets..............................       (500)         --      (144,385)                      (144,385)
    Increase in accounts payable and accrued expenses.....   (112,532)     13,955       327,464       111,525          438,989
                                                            ---------   ---------   -----------     ---------      -----------
  NET CASH USED IN OPERATING ACTIVITIES...................   (693,222)   (300,676)   (2,175,221)     (540,921)      (2,716,142)
                                                            ---------   ---------   -----------     ---------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets................................    (83,172)    (30,382)      (85,888)      (50,845)        (136,733)
                                                            ---------   ---------   -----------     ---------      -----------
  CASH USED IN INVESTING ACTIVITIES.......................    (83,172)    (30,382)      (85,888)      (50,845)        (136,733)
                                                            ---------   ---------   -----------     ---------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale of common stock....................................     50,000     200,000     2,380,000       344,300        2,724,300
  Cost related to share exchange..........................         --          --            --       (33,500)         (33,500)
  Proceeds from (repayment of) debt.......................    500,000     156,500       (23,500)       23,500               --
  Repayment of notes payable to shareholders..............         --     (60,300)      (71,791)           --          (71,791)
  Proceeds from notes payable to shareholders.............         --          --         3,520       515,605          519,125
                                                            ---------   ---------   -----------     ---------      -----------
  NET CASH PROVIDED BY FINANCING ACTIVITIES...............    550,000     296,200     2,288,229       849,905        3,138,134
                                                            ---------   ---------   -----------     ---------      -----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS......   (226,394)    (34,858)       27,120       258,139          285,259
CASH AT BEGINNING OF THE PERIOD...........................    285,259     258,139       258,139            --               --
                                                            ---------   ---------   -----------     ---------      -----------
CASH AT END OF THE PERIOD.................................  $  58,865   $ 223,281   $   285,259     $ 258,139      $   285,259
                                                            =========   =========   ===========     =========      ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest..................................  $   1,083   $   1,250   $    21,897     $   1,572      $    23,469
                                                            =========   =========   ===========     =========      ===========
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING & INVESTING
  ACTIVITIES:
  1. Barter sales in exchange for website and marketing
     expenses.............................................  $ 240,000   $      --   $        --     $      --      $        --
                                                            =========   =========   ===========     =========      ===========
  2. Security deposits of previous tenant credited on new
     leases...............................................         --      52,073            --            --               --
                                                            =========   =========   ===========     =========      ===========
  3. Debt converted to common stock.......................  $      --   $      --   $   443,814     $      --      $   443,814
                                                            =========   =========   ===========     =========      ===========
  4. Common stock issued for services.....................  $      --   $      --   $        --     $   8,500      $     8,500
                                                            =========   =========   ===========     =========      ===========
  5. Stock options issued in conjunction with consulting
     agreement -- non-cash compensation...................  $ 340,000   $      --   $   922,623     $      --      $   922,623
                                                            =========   =========   ===========     =========      ===========
  6. Stock options issued in conjunction with employment
     agreement............................................  $      --   $      --   $    15,000     $      --      $    15,000
                                                            =========   =========   ===========     =========      ===========

                       See notes to financial statements.

                               PRO NET LINK CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND ORGANIZATION

     Prevention Productions, Ltd. ("Prevention") is a Nevada chartered development stage corporation incorporated on March 1, 1995. Pro Net Link Corp. was incorporated on July 25, 1997 in the state of Delaware. In September, 1997, all of the outstanding 7,485,000 shares of common stock of Prevention were reverse split 1 for 30 into 249,500 shares of common stock. Immediately after the reverse split, Prevention acquired 100% of Pro Net Link Corp. by issuing 28,400,000 shares for all of the shares of Pro Net Link Corp and changed its name to Pro Net Link Corp.

     The exchange has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of Pro Net Link Corp., pursuant to which Pro Net Link Corp. is treated as the continuing entity for accounting purposes and the historical financial statements presented are those of Pro Net Link Corp. (The "Company").

     On September 18, 1998, the Company amended its articles of incorporation to increase its authorized common shares to 150,000,000 and to authorize the issuance of 5,000,000 shares of preferred stock at $1.00 par value per share.

     The Company is developing a website which gives access to an exclusive data base of information in order to efficiently seek and find companies, products and services. The data base includes manufacturers-producers, wholesalers-distributors, and importers-exporters, of goods and services including transportation, insurance, banking, etc., in countries throughout the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Property, Equipment and Depreciation: Property and equipment are stated at cost. Depreciation and amortization are provided on either the straight-line basis or accelerated methods on useful lives of 7 years for furniture and fixture and 5 years for machinery and equipment.

     b. Use of Estimates: In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

     c. Revenue recognition: Revenue derived from membership fees is recognized ratably over the applicable membership period. Revenues from advertising is recognized when the advertisement is shown and revenue from revenue sharing is recognized when the related goods are shipped or services provided. Revenues from barter transactions are recognized in the period when the related revenue and expense transaction is completed at the fair value of the product or service received.

     d. Development Costs: Costs related to the development of websites are charged to expense when incurred.

     e. Fair Value of Financial Instruments: The carrying amounts of certain financial instruments, including cash, payable, and short-term debt, approximated fair value as of June 30, 1999.

     f. Earnings Per Share: The Company has adopted the provisions of Financial Accounting Standard No. 128, "Earnings per share", which became effective for financial statements for fiscal years ending after December 15, 1997. Basic earnings per share are based on the weighted average number of common and common equivalent shares outstanding.

     g. Stock based compensation: The Company accounts for employee stock transactions in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees." The Company has adopted the

                               PRO NET LINK CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

proforma disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation". The Company accounts for all stock transactions with other than employees in accordance with SFAS No. 123, based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

     h. Interim Financial Statements (Unaudited): The financial statements as of September 30, 1999 and for the three months ended September 30, 1999 and 1998 are presented as unaudited. In the opinion of management, these financial statements include all adjustments necessary to present fairly the information set forth therein. These adjustments consist solely of normal recurring accruals. The interim results of operations for the three months ended September 30, 1999 and 1998 are not necessarily indicative of the results to be expected for the full year or for any other interim period.

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                       JUNE 30,
                                                       USEFUL     -------------------
                                                        LIFE        1999       1998
                                                       -------    --------    -------
Furniture and Fixtures...............................  7 Years    $ 26,057    $ 6,123
Office Equipment and Computer........................  5 Years     110,676     44,722
                                                                  --------    -------
                                                                   136,733     50,845
Less: accumulated depreciation.......................              (22,748)    (4,909)
                                                                  --------    -------
                                                                  $113,985    $45,936
                                                                  ========    =======

4. NOTES PAYABLE -- SHAREHOLDERS

     Notes payable to shareholders together with accrued interest of $443,814 were converted to 2,219,070 common shares pursuant to security exchange agreements dated December 15, 1998. Such notes payable aggregated $515,605 at June 30, 1998.

5. LINE OF CREDIT

     The Company has a $500,000 line of credit which expires on December 5, 1999, with an interest rate of 1% over the bank base rate. The line is secured by a standby letter of credit. At June 30, 1999 there were no amounts outstanding under such credit line. The Company is in the process of seeking a six month renewal on such line.

6. TAXES ON INCOME

     The Company accounts for income taxes using an asset and liability approach which generally requires the recognition of deferred income tax assets and liabilities based on the future income tax consequences of events that have previously been recognized in the Company's financial statements or tax returns. Since the Company cannot currently conclude that it is more likely than not that some or all of the deferred income tax asset will be realized, the related net deferred tax assets have been fully offset by a valuation allowance. As of June 30, 1999, the Company has net operating losses carry forwards for federal income tax purposes of approximately $2,943,000, $645,000 expiring in 2013 and $2,298,000 expiring in 2019. The Company has established a valuation allowance equal to its deferred tax asset.

                               PRO NET LINK CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Significant components of the deferred tax assets as of June 30, 1999 and 1998 are as follows:

                                                                        JUNE 30,
                                                                -------------------------
                                                                   1999           1998
                                                                   ----           ----
Net operating loss carryforward.............................    $ 2,943,000    $  645,000
                                                                -----------    ----------
Total gross deferred tax asset..............................    $ 1,000,000    $  219,000
Less valuation allowance....................................     (1,000,000)     (219,000)
                                                                -----------    ----------
Net deferred tax assets.....................................    $        --    $       --
                                                                ===========    ==========

     The increase in the valuation allowance of $781,000 during the year ended 1999 was due to the additional allowance provided for the 1999 net operating loss.

     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes is as follows:

                                                                   YEAR ENDED JUNE 30,
                                                                -------------------------
                                                                   1999           1998
                                                                   ----           ----
Benefit computed at the statutory rate......................    $ 1,095,000    $  219,000
Losses for which no benefit recognized......................     (1,095,000)     (219,000)
                                                                -----------    ----------
Benefit recorded............................................    $        --    $       --
                                                                ===========    ==========

7. COMMITMENTS AND CONTINGENCIES

     Office Rent: The Company leases its office facility at a monthly base rental $13,688 through July 31, 2003. For the years ending June 30, 1999 and 1998 rent expense was $155,083 and $66,000, respectively.

     Website Hosting Service: The Company entered into a website hosting agreement effective from February 1, 1999 for a fee of $7,900 per month. The term of the agreement is for one year.

8. RELATED PARTY TRANSACTION

     The Company entered into a consulting agreement on February 19, 1999 with a company, whose President is also Pro Net Link's Chairman, for marketing and business consulting services for a fee of $10,000 per month. The term of agreement is from February 19, 1999 to February 18, 2000. Previously, such individual and the Company were party to a consulting agreement from February 18, 1998 through February 19, 1999 for a fee of $7,500 a month. The Company has also issued 2,000,000 stock options, 500,000 exercisable at $.25 and 1,500,000 exercisable at $.33 to the Chairman. The quoted market price of the Company's stock on the respective dates of the grants are $1.00 and $1.25, respectively. The fair value of the options issued has been valued in accordance with SFAS No. 123 using the Black Scholes option pricing model at approximately $1,900,000 using the following weighted average assumptions: annual dividends $0.00, expected volatility of 50%, risk free interest rate of 6% and expected life of five years. The Company has recognized expense of $922,623 for the year ended June 30, 1999 with the balance to be amortized through the remaining period of the consulting agreement.

                               PRO NET LINK CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

9. STOCK OPTIONS

     The following table summarizes the activity with regard to options for the year ended June 30, 1999:

  DATE                OPTION                               OUTSTANDING AT
GRANTED     SHARES    PRICE     OPTION ISSUED RELATED TO   JUNE 30, 1999
--------   ---------  ------   --------------------------  --------------
12/31/98      20,000  $0.27    Employee stock options           20,000
 8/11/98     500,000  $0.25    Non-employee stock options      500,000
 2/17/99   1,500,000  $0.33    Non-employee stock options    1,500,000
           ---------                                         ---------
           2,020,000                                         2,020,000
           =========                                         =========

10. STOCK-BASED COMPENSATION

     The Company accounts for its stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Accordingly, the Company recognized $15,000 compensation cost for the stock options issued to one employee.

     The Company has adopted the disclosure only provisions of SFAS No. 123 "Accounting for Stock Based Compensation". Had compensation cost for the options granted been determined based on fair value at the grant date for the awards consistent with the provisions of SFAS No. 123, the Company's net loss would have been increased by $4,000 and would not effect net loss per share for the year ended June 30, 1999.

11. SUBSCRIPTIONS RECEIVABLE

     During the year ended June 30, 1999 the Company sold 800,000 shares of common stock for $1,600,000, of which $400,000 cash was received prior to June 30, 1999. An additional $1,100,000 was received through December 6, 1999.

12. SEC INVESTIGATION

     In June 1998, the Company was informed that the United States Securities and Exchange Commission (the "SEC") had commenced an investigation involving the Company. The SEC served subpoenas on the Company for the production of books, papers, documents and other records. The Company complied with the subpoenas in June and July, 1998. Since that time, the Company has not received any further inquiries from the SEC regarding this investigation, although, it is the Company's understanding that the investigation is still pending. The Company has no information as to the results, if any, of such investigation, whom the targets, if any, of such investigation may be, or what action, if any the SEC may take pursuant to the investigation.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement on Form 10/A2 to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          PRO NET LINK CORP.

                                          By: /s/ JEAN PIERRE COLLARDEAU
                                            ------------------------------------
                                            Jean Pierre Collardeau
                                            President, Treasurer and Secretary

Dated: January 27, 2000

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  3.1     Amended and Restated Articles of Incorporation of Pro Net
          Link.*
  3.2     By-laws of Pro Net Link.*
  6.1     Credit facility documentation, between Pro Net Link Corp.
          and Citibank, N.A., dated November 23, 1998, as extended on
          August 20, 1999. **
  6.2     Extension of Credit Facility documentation, between Pro Net
          Link Corp. and Citibank, N.A., dated December 17, 1999.
 10.1     Master Service Agreement by and between Pro Net Link and Dun
          & Bradstreet, Inc., dated as of April 27, 1999(1).**
 10.2     Consulting Agreement by and between Pro Net Link and
          Zagoren-Zozzora, Inc., dated as of February 19, 1999.**
 27.1     Financial Data Schedule (for SEC use only).**

---------------
 * Filed as an exhibit to Pro Net Link's registration statement on Form 10 filed with the Commission on June 21, 1999.

 ** Filed as an exhibit to Pro Net Link's registration statement on Form 10/A filed with the Commission on December 14, 1999.

(1) Certain provisions of this exhibit have been filed separately with the Commission pursuant to an application for confidential treatment.